FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.
(Registrant)

Date May 3, 2004	By:	/s/ Douglas A. Ball

Douglas A. Ball
Chief Financial Officer

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 26, 2004

- AND -

MANAGEMENT PROXY CIRCULAR

April 22, 2004

PAGE
Notice of Meeting	i
Solicitation of Proxies	1
Appointment of Proxyholders and Revocation of Proxies	1
Signing of Proxy	2
Voting of Proxies and Exercise of Discretion by Proxyholders	2
Voting Shares and Principal Holders of Common Shares	2
Voting of Common Shares — General	2
Advice to Beneficial Holders of Common Shares	3
Principal Holders of Common Shares	3
Compensation of Executive Officers	4
Summary Compensation Table	4
Management Contracts	4
Stock Options	5
Termination of Employment or Change of Control	5
Compensation of Directors	6
Composition of the Compensation Committee	6
Report on Executive Compensation	6
Performance Graphs	7
Indebtedness of Directors and Senior Officers	7
Interest of Insiders in Material Transactions	7
Equity Compensation Plan Information	8
Statement of Corporate Governance Practices	8
Receipt of Financial Statements	13
Election of Directors	13
Appointment of Auditors	16
Amendment of Stock Option Plan by Maintaining the Number of Stock Options as a Constant Percentage of the Issued and Outstanding Common Shares by Increasing the Number of Shares Reserved for Issuance	16
Future Private Placements	17
Interest of Certain Persons to be Acted Upon	19
Other Matters to be Acted Upon	19
Effective Date	19
Additional Information	19
Approval of Directors and Certificate	20

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 26, 2004

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Calgary Science Centre, Discovery Dome, 701 — 11th Street S.W., Calgary, Alberta, on Wednesday, May 26, 2004 at 4:00 p.m. (Calgary time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2003, together with the auditors’ report thereon;

2.	the election of directors of the Corporation for the ensuing year;

3.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

4.	the approval of an increase in the number of common shares reserved for issuance pursuant to the Corporation’s stock option plan to maintain the number of stock options as a constant percentage of the issued and outstanding shares;

5.	the approval of future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange; and

6.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated April 22, 2004 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax number: 905-771-4414) not less than forty-eight (48) hours (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 22, 2004 are entitled to receive notice of the Meeting.

DATED as of the 22nd day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

Annual and Special Meeting of Shareholders
to be held on May 26, 2004

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

     This Management Proxy Circular (the “Information Circular”) is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

     Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (fax number: 905-771-4414) not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof.

     A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

     The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

     All common shares of the Corporation (“Common Shares”) represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; (ii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation, all as more particularly described in this Information Circular; (iii) the approval by way of ordinary resolution, of an increase in the number of Common Shares reserved for issuance pursuant to the Corporation’s stock option plan (the “Plan”) to maintain the number of stock options as a constant percentage of the issued and outstanding Common Shares; and (iv) the approval by way of ordinary resolution, of future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares — General

     The record date for the purpose of determining holders of Common Shares is April 22, 2004 Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to April 22, 2004; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

     As at the date hereof, there were 28,966,368 Common Shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

     The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting — the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

     Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

     To the best of the knowledge of the Corporation, as at the date hereof, there are no persons or companies who own beneficially, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

     The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $100,000 during the financial year ended December 31, 2003 (the “Named Executive Officers”).

					Long Term
		Annual Compensation			Compensation
				Other Annual	Securities Under	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Options Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)
Dr. Bradley G. Thompson	2003	$240,000	$80,000	$14,500	139,000	$14,400
President and	2002	$200,000	nil	$13,500	60,000	$12,000
Chief Executive Officer	2001	$170,000	$38,250	$13,500	43,000	$10,200
Douglas A. Ball	2003	$181,280	$40,000	$14,500	77,000	$5,877
Chief Financial Officer	2002	$176,000	nil	$13,500	47,500	$9,840
	2001	$162,000	$33,750	$13,500	47,000	$9,000
Dr. Matthew Coffey	2003	$160,000	$40,000	$14,500	93,500	$8,600
Vice President Product	2002	$145,000	nil	$13,500	47,500	$8,700
Development	2001	$130,000	$38,250	$13,500	38,000	$7,800
Dr. Wayne Schnarr (2)	2003	$127,084	nil	$14,500	nil	$6,262
Vice President Corporate	2002	$170,000	nil	$13,500	47,500	$10,200
Development	2001	$94,564	$21,000	Nil	387,000	$5,600
Dr. George Gill (3)	2003	$140,146	nil	nil	57,000	nil
Senior Vice President of	2002	$25,000	nil	nil	nil	nil
Clinical and Regulatory Affairs	2001	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers. The dollar amount set forth under this column relate to RRSP contributions made by the Corporation on behalf of the Named Executive Officer.

(2)	Dr. Schnarr commenced services with the Corporation on May 30, 2001 and ceased providing employment services to the Corporation on August 31, 2003.

(3)	Dr. Gill commenced services with the Corporation on August 25, 2001 as a consultant to the Corporation and on October 16, 2002, Dr. Gill became an employee of the Corporation. In addition to the salary disclosed in the table, during his consultancy period Dr. Gill earned $24,187 in 2001 and $48,688 for the period from January 1, 2002 to October 15, 2002.

There are no long term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.

Management Contracts

     The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $276,750 for the calendar year 2004, Mr. Ball is entitled to an annual salary of $185,812 for the calendar year 2004, Dr. Coffey is entitled to an annual salary of $184,500 for the calendar year 2004 and Dr. Gill is entitled to an annual salary of $131,830 (based on a salary of ($100,00 USD at an exchange rate of 1.318) for the calendar year 2004. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the

Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Stock Options

Option Grants During the Year Ended December 31, 2003

     Stock options granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

				Closing
	Common Shares	% of Total		Market Price
	Under Options	Options Granted	Exercise	on Date of
	Granted	in Fiscal Year	Price	Grant	Expiry Date
Dr. Bradley G. Thompson	59,000	9.8%	$3.33	$3.33	August 5, 2013
	80,000	13.4%	$4.50	$4.50	December 11, 2013
Douglas A. Ball	37,000	6.2%	$3.33	$3.33	August 5, 2013
	40,000	6.7%	$4.50	$4.50	December 11, 2013
Dr. Matthew Coffey	53,500	8.9%	$3.33	$3.33	August 5, 2013
	40,000	6.7%	$4.50	$4.50	December 11, 2013
Dr. Wayne Schnarr	Nil	N/A	N/A	N/A	N/A
Dr. George Gill	17,000	2.8%	$3.33	$3.33	August 5, 2013
	40,000	6.7%	$4.50	$4.50	December 11, 2013

Aggregated Option Exercises During the Year Ended December 31, 2003 and Financial Year-End Option Values

     The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2003 and options exercised by the Named Executive Officers during the financial year ended December 31, 2003:

					Value of Unexercised
			Unexercised Options at		in-the-Money Options at
	Securities	Aggregate	December 31, 2003 (#)		December 31, 2003 ($) (2)
	Acquired on	Value
	Exercise	Realized
	(#)	($) (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	—	—	898,500	—	2,479,875	—
Douglas A. Ball	—	—	451,500	—	184,570	—
Dr. Matthew Coffey	4,700	22,075	485,050	—	1,193,905	—
Dr. Wayne Schnarr	47,500	150,344	—	—	—	—
Dr. George Gill	—	—	177,000	—	277,870	—

Notes:

(1)	The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

(2)	The value of the unexercised “in-the-money” options has been determined by subtracting the exercise price of the options from the closing Common Share price of $4.44 on December 31, 2003, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Termination of Employment or Change of Control

     If an Employment Agreement is terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by the Named Executive Officer shall forthwith vest and become exercisable and the Named Executive Officer shall be entitled to 12 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 18 months pay in lieu of notice. Further, if there is a change of control of the Corporation and a Named Executive Officer is terminated without cause within two years following such change of control, then the Named Executive Officer shall be entitled to 24 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 36 months pay in lieu of notice.

Compensation of Directors

     Each director who is not a salaried employee of the Corporation is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). The Corporation also grants to directors, from time to time, stock options in accordance with the Corporation’s stock option plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. In the aggregate, a total of $43,500 in directors fees was paid to the board of directors of the Corporation during the fiscal year ended December 31, 2003. During the fiscal year ended December 31, 2003, an aggregate of 84,000 options were granted at an exercise price of $3.33 per Common Share and an aggregate of 50,000 options were granted at an exercise price of $4.50 per Common Share to the four directors who were not salaried employees of the Corporation. The exercise price of the options granted was based on the market price of the Common Shares at the time of grant.

Composition of the Compensation Committee

     The Corporation has formed a Compensation Committee consisting of two outside directors (Dr. Noujaim and Mr. Stewart), neither of whom are employees or officers of the Corporation or any of its affiliates, and Dr. Thompson, the President and Chief Executive Officer of the Corporation. Dr. Noujaim is the Chair of the Compensation Committee.

Report on Executive Compensation

     In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the board of directors of Oncolytics on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee, with the exclusion of Dr. Thompson, also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation’s executive and senior officers.

     The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

     Submitted by the Compensation Committee:

Antoine Noujaim(Chair)
Fred Stewart
Bradley Thompson

Performance Graphs

     The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from November 8, 1999 (the date the Common Shares commenced trading) to December 31, 2003 (assuming a $100 investment was made on November 8, 1999 at the opening price of the Common Shares on that date) with the cumulative total return of the S&P TSX Composite Index over the same period, assuming reinvestment of dividends.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

	Nov 8, 1999	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003
Oncolytics	$100	$282	$1,158	$813	$226	$522
S&P/TSX Composite	$100	$115	$124	$109	$95	$120
Index

Indebtedness of Directors and Senior Officers

     No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

Interest of Insiders in Material Transactions

     Pursuant to an assignment dated July 29, 1999, the obligation to make certain milestone and royalty payments to the parties that sold shares in the Corporation to SYNSORB Biotech Inc. (“SYNSORB”) was assigned from SYNSORB to the Corporation. The Corporation thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations, however such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of a share purchase agreement dated April 21, 1999 providing for the acquisition by SYNSORB of all of the then outstanding Common Shares. Part of the milestone and royalty payments outlined in the share purchase agreement will be payable by the Corporation to, among others, Dr. Thompson and Dr. Coffey in partial consideration for the sale of their shares of the Corporation to SYNSORB.

     Other than as discussed herein, there are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

     Under the Stock Option Plan of the Corporation, as amended, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or providers of services to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversaries following the date of grant. The exercise price of each option is based on the closing price of the Common Shares on the Toronto Stock Exchange on the first day preceding the date of grant of such option. The details of the Stock Option Plan of the Corporation as at December 31, 2003 is set forth below. At the Meeting, a resolution will be proposed to amend the Stock Option Plan to maintain the number of stock options as a constant percentage of the issued and outstanding Common Shares by increasing the number of Common Shares reserved for issuance thereunder. See “Amendment to Stock Option Plan to Maintain the Number of Stock Options as a Constant Percentage of the Issued and Outstanding Common Shares by Increasing the Number of Shares Reserved for Issuance”.

			Number of Common Shares
	Number of Common Shares to		Remaining Available for Future
	be Issued Upon Exercise of	Weighted-Average Exercise	Issuance Under Equity
Plan Category	Outstanding Options	Price of Outstanding Options	Compensation Plans
Equity compensation plans approved by securityholders	2,800,800	$3.81	276,725
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Total	2,800,800	$3.81	276,725

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

     The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves the Corporation’s interim financial statements, and reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

     The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

     The following represents a tabular review of the corporate governance guidelines (the “Guidelines”) of the Toronto Stock Exchange, and the Corporation’s alignment with each of them.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary
1. The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:	Yes	The Board has adopted a formal mandate setting out their responsibility, and reviews this mandate at least annually, most recently on March 5, 2004. In addition, the Board approves by specific resolution, matters related to financings, acquisitions, divestitures, significant expenditures or commitments whether or not approved as part of the annual business plan. The Board also formalizes its expectations of management, through the budget approval process and setting of objectives for the Corporation and its management.

a. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes	The Board annually reviews and approves the strategic plan, taking into account business risks and opportunities, and assists by providing advice on key strategic initiatives and projects.

b. identification of principal risks, and implementing risk management systems	Yes	The Board’s participation in and review of the annual budget, annual capital plan and strategic plan involves identification of the principal business risks and the appropriate implementation of systems, procedures and activities to address these risks. In addition, various committees of the Board focus on specific areas of risk.

c. succession planning, including appointing, training and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer and through the Chief Executive Officer, the evaluation of the senior officers of the Corporation. The Board is directly responsible for the appointment and succession planning of the Chief Executive Officer, and the Board and the Chief Executive Officer are jointly involved and responsible for the appointment, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of the performance of the Chief Executive Officer and together with the Chief Executive Officer perform an annual review of the performance of senior management.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary
d. communications policy	Yes	The Board is specifically mandated to ensure systems are in place for communications with the Corporation’s shareholders and other stakeholders. The Corporation seeks to provide timely and meaningful information to its shareholders and other stakeholders through a variety of channels, including its annual reports, quarterly reports, news releases, website and call-in conference calls. The Corporation has implemented a Corporate Disclosure Policy to ensure appropriate, timely and full disclosure of information and monitors its activities for compliance through the Board and the appropriate committees. The Corporation encourages and provides for stakeholder feedback through communications and investor relations programs.

e. integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Corporation’s internal control and management information systems. The Audit Committee is specifically assigned the responsibility to review, assess and report to the Board on the effectiveness of financial reporting, the appropriateness of systems in place and of the information available to management.

2. Majority of directors should be unrelated	Yes	As at December 31, 2003, the Corporation had seven directors. Five directors (Dr. Antoine Noujaim, Mr. Fred Stewart, Mr. Bob Schultz, Mr. George Masters and Dr. William A. Cochrane) are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

In 2004, two additional unrelated directors, Mr. Jim Dinning and Mr. J. Mark Lievonen, were appointed to the Board of Directors. Mr. George Masters will not be standing for re-election at the Meeting. As a result, provided the nominees for election to the Board of Directors are approved, six of the eight directors of the Corporation will be unrelated.

3. Disclose which directors are related	Yes	Two of the nine directors (Dr. Thompson and Mr. Ball) are related directors.

4. Appoint a committee comprised exclusively of outside directors (the majority of whom are unrelated) responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis
	Yes	The Corporate Governance and Nominating Committee, comprised exclusively of outside and unrelated directors, is responsible for proposing to the full board new nominees to the Board and for assessing directors on an ongoing basis. It is the responsibility of the full Board to approve the proposal of the slate of directors for the upcoming year to the shareholders. Proposed candidates and the ongoing assessment of directors is established through the Corporate Governance and Nominating Committee in discussion with the Chairman.

5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	The Corporate Governance and Nominating Committee assesses and evaluates, on at least an annual basis, the performance and contribution of individual members of the Board and the effectiveness of the Board and its committees.

6. Provide orientation and education programs for new directors	Yes	The Corporation provides orientation sessions and educational materials to new board members, and senior management makes presentations on key matters.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary
7. Review the size of Board of Directors and establish a board size which facilitates effective decision making	Yes	There are currently nine members of the Board. It is proposed that eight members be elected at the Meeting. The Board has determined that an appropriate size for Oncolytics’ Board of Directors is presently in the range of seven to nine directors.

8. Review the adequacy and form of the compensation of directors and whether it reflects the responsibilities and risks of an effective director	Yes	The Compensation Committee reviews and reports to the Board on director compensation issues. The Compensation Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Oncolytics’ director compensation program and ability to draw directors with the background and experience required to develop an effective board.

9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	Presently, the Audit Committee is comprised of Mr. Stewart (Chair), Dr. Noujaim and Mr. Schultz all of whom are outside and unrelated directors. The Compensation Committee is comprised of two directors, Dr. Noujaim (Chair) and Mr. Stewart who are outside and unrelated, and the Chairman, who is a related director. The Corporate Governance and Nominating Committee is comprised of Mr. Schultz and Mr. Masters who are both outside and unrelated directors.

10. Appoint a committee responsible for the approach to corporate governance issues	Yes	The Corporate Governance and Nominating Committee is responsible for developing and implementing policies and activities with respect to corporate governance matters.

11a. Define the limits to management’s responsibilities by developing mandates for the Board and the Chief Executive Officer	Yes	The Board reviews and approves the annual budget and business plan. In addition to the budget review and approval process, significant items are brought to the Board for their review and approval. Upon completion of the review process, limits and responsibilities as between management and the Board are developed for the ensuing year.

11b. The Board should approve corporate objectives which the Chief Executive Officer is responsible for attaining and assess the Chief Executive Officer against these objectives.	Yes	There is a definition of the responsibilities and accountabilities for the office of the Chief Executive Officer, including corporate objectives established by the Board and assigned as the responsibility of the Chief Executive Officer. Performance of the Chief Executive Officer is reviewed annually by the Board through the Compensation Committee in conjunction with the annual compensation reviews. This review is reported to the board without management representatives or related directors present.

12a. Implement structures and procedures to ensure the Board can function independently of management	Yes	The Board establishes a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees of the Board set aside a portion of the meeting to meet without management or related directors being present. In addition, at the request of any director, a meeting of the board or any committee can be convened without the attendance of management or related directors.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary
12b. Appoint a chairman who is independent of management or assign responsibility to a “Lead Director”	Yes	The Board has appointed a Chairman who is related, and has appointed Mr. Schultz, who is an independent and unrelated director, as the Lead Director. All committees of the Board have established mandates which are annually reviewed and approved by the Board.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director also consults directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

13. The Audit Committee should:

a. be comprised only of outside directors, all of the members of the committee should be financially literate, and at least one member should have accounting or related financial expertise.	Yes	Presently, the Audit Committee is comprised of three board members, all of whom are outside and unrelated directors. All three members are financially literate, with two members having extensive experience as executive officers of publicly traded companies one of which has significant accounting and related financial expertise, and the third member having extensive experience with corporate reporting through his previous responsibilities as a lawyer, as a member of government, and his participation on the boards of various companies.

b. have roles and responsibilities specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties	Yes	The Audit Committee has established defined terms of reference that have been approved by the Board. The mandate of the Audit Committee includes but is not limited to the following duties:

		•	Establishing and maintaining a relationship with the external auditors ensuring the independence of the external auditor, and establishing the board’s expectations of the external auditors. This includes specifying that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders.

		•	Meeting with the auditors and management of the Corporation, reviewing financial statements and the financial position of the Corporation, review internal control procedures, and submitting recommendations to the Board. Quarterly unaudited financial statements are approved by the Audit Committee, and year-end audited financial statements are reviewed by the Audit Committee, and recommended to the Board for final approval.

		•	Reviewing the audit plan with the external auditors prior to the audit being undertaken.

		•	Reviewing with management and the auditors any alternative practices or policies and their appropriateness, particularly with respect to any controversial or emerging issues.

		•	Reviewing any accrual provisions or estimates that have a material impact on the financial statements.

Oncolytics
Corporate Governance Guidelines	Alignment	Commentary
• Reviewing and assessing management programs and policies regarding the adequacy and effectiveness of internal controls over accounting and financial reporting systems within the Corporation, and providing its expectations with respect to the internal audit function.

• Considering whether the external auditors should be appointed for the ensuing year and making recommendations in this regard to the Board.

The mandate of the audit committee is reviewed by the Audit Committee and the Board and reassessed for adequacy no less than annually, and most recently on March 5, 2004.

c. have direct communication channels with the external auditors	Yes	The external auditors attend each scheduled meeting of the Audit Committee. At each meeting, the Audit Committee sets aside a portion of the meeting to discuss matters with the auditors without management or any related directors present. In addition to other matters, the committee discusses with the auditors both the quality and acceptability of the Corporation’s accounting principles and policies. The Audit Committee also has the authority to call a meeting without management or related directors present at its discretion, and engage experts as required to address any issues important to its mandate or as delegated to it by the board.

d. have oversight responsibility for management reporting on internal control	Yes	The mandate for the Audit Committee establishes reporting on internal control as a responsibility of the committee.

e. be responsible to ensure that management has designed and implemented an effective system of internal control	Yes	The mandate of the Audit Committee includes the establishment and implementation of an effective and appropriate system of internal control. The Audit Committee utilizes the external auditors to report on control matters as well as utilizing other resources as deemed necessary and appropriate under the circumstances.

14. Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense	Yes	Individual directors may engage outside advisors at the Corporation’s expense with the approval of the Chairman of the Board or the Lead Director.

RECEIPT OF FINANCIAL STATEMENTS

     The audited financial statements for the financial year ended December 31, 2003 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the Business Corporations Act (Alberta) being met with the advance circulation of such financial statements. If any Shareholder has questions respecting the December 31, 2003 financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

     The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of eight directors is to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

     The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at March 31, 2004:

Number of Shares
Name, Present Office Held,		Beneficially
Municipality of Residence and	History of	Owned and
Date Appointed a Director	Principal Occupations	Controlled(4)
Bradley G. Thompson, Ph.D.(2) Calgary, Alberta Director since April 21, 1999	Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999. Executive Chairman of the Board of SYNSORB from February 1999 to July 1999.	nil

Douglas Ball, C.A. Calgary, Alberta Director since April 21, 1999	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.	nil

William A. Cochrane, OC, M.D. Calgary, Alberta Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Pheromone Sciences Corp. (a public biopharmaceutical company) since February 2000. Dr. Cochrane previously was the Chairman of UTI at the University of Calgary until 2003. Dr. Cochrane sits on a number of boards of Canadian and American companies. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queen’s Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974.	3,000

Jim Dinning Calgary, Alberta Director since March 24, 2004	Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) since 1997. Prior thereto, Mr. Dinning served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is a director of Finning International Inc. and Shaw Communications Inc. and is Chairman of the Canadian Clean Power Coalition.	nil

Number of Shares
Name, Present Office Held,		Beneficially
Municipality of Residence and	History of	Owned and
Date Appointed a Director	Principal Occupations	Controlled(4)
J. Mark Lievonen C.A. Toronto, Ontario Director since April 5, 2004	President of Aventis Pasteur Limited (a vaccine development, manufacturing and marketing company) since October 1998 and holding various other positions with Aventis Pasteur Limited and its predecessors since 1983. Mr. Lievonen is a member of the Board of Directors of BIOTECanada and served as Chair from January 2000 to May 2003. He has also served on a number of industry and community boards and councils, including as a member of the BIOCouncil, an Advisory Group to the Government of Ontario on biotechnology.	nil

Antoine A. Noujaim, Ph.D. (1)(2) Edmonton, Alberta Director since August 27, 1999	President and Chief Executive Officer of ViRexx Research Inc. (a public biopharmaceutical company) since July, 2002. Formerly Chairman of the Board of AltaRex Corp. (a public biopharmaceutical company) from February 1998 to July, 2002. President and Chief Executive Officer of AltaRex Corp., from November 1995 to February 1998 and from May 2003 to the present. Prior thereto, Dr. Noujaim was the President of Biomira Research Inc., a division of Biomira Inc. (a public biopharmaceutical company) from 1994 to 1995 and Senior Vice- President of the Immunoconjugate Division of Biomira Inc. from 1989 to November 1995. Dr. Noujaim also served as a Director of Biomira Inc. from 1985 to 1995.	nil

Robert B. Schultz, F.C.A. (1)(3) Toronto, Ontario Director since June 30, 2000	Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) since June 2001. Director and special advisor to Merrill Lynch Canada (a public financial services company) from May 1, 2000 to June 2001. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990.	nil

Fred A. Stewart, LL.B., Q.C. (1)(2) Bragg Creek, Alberta Director since August 27, 1999	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company). Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1993.	24,000

Notes:

(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

(2)	These persons are members of the Compensation Committee. Dr. Noujaim is the Chair of the Compensation Committee.

(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Masters, a present director of the Corporation who is not standing for re-election is currently a member of the Corporate Governance and Nominating Committee. Mr. Schultz is the Chair of the Corporate Governance and Nominating Committee.

(4)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

     The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.

AMENDMENT OF STOCK OPTION PLAN BY MAINTAINING THE NUMBER
OF STOCK OPTIONS AS A CONSTANT PERCENTAGE OF THE ISSUED AND
OUTSTANDING COMMON SHARES BY INCREASING THE NUMBER
OF SHARES RESERVED FOR ISSUANCE

     At the Meeting, a resolution will be proposed to amend the Corporation’s Stock Option Plan (the “Plan”) to maintain the number of stock options as a constant percentage of the issued and outstanding Common Shares by increasing the number of Common Shares reserved for issuance thereunder. The Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the plan limited to ten percent of the total number of issued and outstanding Common Shares. Accordingly, as the number of issued and outstanding Common Shares increased, the number of stock options available for grant also increased. The Plan was amended at each of the annual meetings of shareholders in 2001, 2002 and 2003 to, among other things, fix the total number of Common Shares reserved for issuance to 3,142,225, or approximately 14.1% of the issued and outstanding Common Shares.

     Since May 28, 2003, a total of 240,950 Common Shares have been issued upon the exercise of options and a total of 387,000 options have been surrendered for cancellation, leaving 2,901,275 Common Shares available for issue under the Plan. Currently, there are options outstanding to purchase 2,724,550 Common Shares, leaving 176,725 Common Shares available for future grants. The Board of Directors has determined that an additional 1,132,436 Common Shares be reserved for issuance under the Plan (in order to maintain the number of stock options as a constant percentage of the issued and outstanding Common Shares) and the fixed maximum number of Common Shares reserved under the Plan be amended accordingly.

     The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new directors, officers, employees and consultants as well as to continue to grant stock options to directors, officers and employees, thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options is a critical component of the Corporation’s total compensation practices. Management and the Compensation Committee of the Corporation manage compensation by ensuring that its employees are competitively compensated with respect to salary and benefits, performance bonuses and stock options. This practice enables the Corporation to attract and maintain top quality people.

     The following table outlines the activity of the Plan since May 28, 2003.

	Options Outstanding	Plan Maximum	Available for Future Grant
May 28, 2003	2,703,500	3,142,225	438,725
Options Granted between May 28, 2003 and April 22, 2004	649,000		(649,000)
Options Exercised between May 28, 2003 and April 22, 2004	(240,950)	(240,950)
Options Surrendered between May 28, 2003 and April 22, 2004	(387,000)		387,000

Total — April 22, 2004	2,724,550	2,901,275	176,725
Proposed Increase		1,132,436	1,132,436

Reconstituted Plan, as at May 26, 2004	2,724,550	4,033,711	1,309,161

     If the Shareholders approve this amendment to the Plan, the number of Common Shares reserved for issuance pursuant to the Plan will represent approximately 14% of the issued and outstanding Common Shares, a percentage consistent with the percentage approved in 2003.

     At the Meeting, Shareholders will be asked to approve the following resolution.

BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the “Corporation”), that the amendment to the Corporation’s Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 1,132,436 common shares, as described in the Information Circular of the Corporation dated April 22, 2004, be and is hereby approved and authorized.

     The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

FUTURE PRIVATE PLACEMENTS

     The Corporation from time to time investigates opportunities to raise financing on advantageous terms. The Corporation may undertake one or more financings over the next year and, if undertaken, expects some of them to be structured as private placements.

     Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions.

     The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

     In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

     The Corporation’s issued and outstanding share capital is currently 28,966,368 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on May 26, 2004 would not exceed 14,483,184 Common Shares in the aggregate, or approximately 50% of the Corporation’s issued and outstanding shares as at April 22, 2004.

     Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Corporation;

(b)	it cannot materially affect control of the Corporation;

(c)	it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)	it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

     In any event, the TSX retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific shareholder approval may be required.

     In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

BE IT RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing May 26, 2004 of such number of securities that would result in the Corporation issuing or making issuable up to 14,483,184 Common Shares as is more particularly described in the Information Circular of the Corporation dated April 22, 2004, is hereby approved and authorized.

     The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

     At the annual meeting of shareholders of the Corporation in 2001, 2002 and 2003, the shareholders approved similar resolutions. Since May 17, 2001, the Corporation has only been required to rely on the advance approval by shareholders of one private placement, being the issuance on August 21, 2003 of 1,363,900 Common Shares and 681,943 common share purchase warrants. That particular private placement (together with the private placement on June 19, 2003) resulted in the issuance of 25.2% of the Common Shares (on a diluted basis).

INTEREST OF CERTAIN PERSONS TO BE ACTED UPON

     Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

     Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

     Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 22, 2004.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 or by facsimile at (403) 283-0858.

APPROVAL OF DIRECTORS AND CERTIFICATE

     The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     DATED at Calgary, Alberta effective the 22nd day of April, 2004.

(signed) Dr. Bradley G. Thompson	(signed) Douglas A. Ball
President and Chief Executive Officer	Chief Financial Officer

ONCOLYTICS
BIOTECH INC

Annual Report 2003

TECHNOLOGY CHANGING LIFE

Profile

Oncolytics Biotech Inc. (Oncolytics) is developing oncolytic viruses as potential therapeutics for a wide variety of human cancers. Oncolytics is currently conducting human clinical studies with REOLYSIN®, its proprietary formulation of the reovirus.

Oncolytics trades on the Toronto Stock Exchange (symbol ONC) and on the NASDAQ small cap market (symbol ONCY).

Contents

Letter to Shareholders p1 Management’s Discussion & Analysis p3 Management Report p19 Auditors’ Report p20 Financial Statements p21 Notes to Financial Statements p24 Corporate Information IBC

Annual General Meeting

The Annual and Special Meeting of the Shareholders will be held at the Calgary Science Centre, Discovery Dome 701 — 11 Street SW, Calgary, Alberta at 4:00 PM MST on Wednesday, May 26, 2004.

Letter to Shareholders

During 2003, we advanced the development of REOLYSIN®, our formulation of the human reovirus, in a number of key areas. These areas include advances in our clinical trial program, expansion of our intellectual property position and completion of a manufacturing process for the production of REOLYSIN®. We were also successful in concluding a number of transactions that have added to our financial resources.

Clinical Program Advancements

We announced positive interim results for both the recurrent malignant glioblastoma and the T2 prostate cancer trials. Another important clinical program advancement was the announcement of a collaboration with the U.S. National Cancer Institute (“NCI”) to conduct multiple clinical trials with REOLYSIN®. The NCI approved REOLYSIN® for collaborative development after reviewing our preclinical, GLP toxicology and clinical data. Under the terms of the agreement, Oncolytics will provide REOLYSIN® for all clinical trials conducted and sponsored by the NCI, but the NCI will bear all other trial expenses.

Intellectual Property

Oncolytics added an additional five U.S. patents to its intellectual property portfolio in 2003, including patents covering modified herpes viruses and adenoviruses. The Company has been granted a total of 10 U.S. patents and one European patent covering REOLYSIN® technology and other viruses that target the Ras pathway. Following the announcement of the modified adenovirus patent, we entered into a research collaboration with Dr. Ramon Alemany of the Institut Catala d’Oncologia, Barcelona, Spain to develop modified adenoviruses that are selective for Ras mediated cancers. This research is still in the preliminary stages, but the addition of this collaboration expands our oncology focus and establishes a stronger foothold for the Company in viral oncology targeting the Ras pathway.

Manufacturing

In early 2003, we announced the successful completion of our program for the development of a manufacturing process for the production of REOLYSIN®. Efficient manufacturing processes are essential to enable large-scale clinical trials such as the systemic administration studies to progress.

Scientific Advisory Board

In 2003, the Company formed a Scientific Advisory Board comprised of four individuals experienced in advancing potential therapeutic candidates through the clinical trial process. We are very pleased to welcome Ramon Alemany, Ph.D., Richard Gorlick, M.D., Alan Tuchman, M.D., and Frank Tufaro, Ph.D. to our newly formed board.

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Financial Resources

Through four financings, the sale of our minority positions in Transition Therapeutics Inc. and BCY LifeSciences Inc. as well as the exercise of options and warrants in 2003, Oncolytics added approximately $19 million to its financial reserves. Our cash position will allow the Company to fund its current and anticipated activities well into 2006. These activities include the continuation of local administration studies and the commencement of multiple clinical trials including systemic administration studies.

Looking Ahead

Management is optimistic about the progress made in the development of REOLYSIN® as a therapy for human cancers, and looks forward to advancing its development through 2004. Oh behalf of our Board of Directors and the staff at Oncolytics, thank you for your encouragement and support.

Brad Thompson, Ph.D.
March 5, 2004	Chairman, President and CEO

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March 5, 2004

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following information should be read in conjunction with the Company’s 2003 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic and the Company’s expectations as to the success of its research and development programs in 2003 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since its inception in April of 1998, Oncolytics Biotech Inc. (the “Company”) has been a development stage company and has focused its research and development efforts on the development of REOLYSIN®, its potential cancer therapeutic. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until, if and when, its cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

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In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.

Highlights

During 2003, the Company raised $19,007,827 through three private placements, one public offering, exercises of warrants and options, and the sale of all of its investments in Transition Therapeutics Inc. (“TTH”) and a majority of its investment in BCY LifeSciences Inc. (“BCY”). As a result of these financing activities, the Company ended the year with cash and cash equivalents (including short-term investments) of $20,752,735 at December 31, 2003 (2002 — $8,319,244).

In 2003, the Company’s net loss was $8,544,031 compared to a net loss of $6,091,486 in 2002 and $6,171,461 in 2001. Included in the 2003 net loss was a net loss from sale of investments of $1,892,232 see “Sale of Investments”. In 2002 and 2001, there was no corresponding activity. Cash used in operating activities in 2003 was $5,477,738 compared to $7,255,700 in 2002 and $4,272,857 in 2001.

During 2003 the Company focused its resources on its manufacturing of REOLYSIN®, its clinical trial program and enhancing its intellectual property. In 2002, the Company incurred costs associated with the creation of a manufacturing process that should be useable in the Company’s clinical trial program and should be scaleable to a commercial level. With this substantially completed at the end of 2002, the Company focused in 2003 on producing product to supply its clinical trial program and securing its supply of manufacturing raw materials.

In 2003, while expenditures were reduced from the previous year, the Company continued with its clinical trial program that included a T2 prostate cancer trial and a recurrent malignant glioma trial, both in Canada. The Company expects to file applications which, if successful, would expand its clinical trial program into other jurisdictions and to include other methods of administration in 2004. (See Recent Developments)

During 2003, the Company was granted five additional U.S. patents for a total of ten U.S. patents and one European patent. The Company expended $1,045,869 in 2003 associated with its intellectual property compared to $860,520 in 2002.

Recent Developments

On February 27, 2004, the Company received approval to commence a Phase I clinical trial to investigate the systemic delivery of REOLYSIN® as a treatment for patients with advanced or metastatic solid tumors from the Medicines and Healthcare products Regulatory Authority in the United Kingdom. This clinical trial will be the first to examine the systemic delivery of REOLYSIN®, which is expected to result in delivery of the virus throughout the body to both the primary tumor and metastatic disease sites. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of antitumor activity.

In addition, the Company provided the final update related to its T2 prostate cancer study. The clinical trial met its histopathological objective of showing that REOLYSIN® selectively infects and kills cancer cells in humans without damaging adjacent healthy tissue. The trial, a technical study designed to provide further information in support of commencing a systemic study, provided data that was helpful in meeting this objective.

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ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

In preparing the Company’s financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of the Company’s research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Research and Development

The research and development costs of the Company are expensed as they are incurred and now include stock based compensation expense for personnel engaged in R&D activity. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with major products in clinical trials do not necessarily meet these criteria. The Company’s development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), the Company has completed enrollment in a Phase I clinical study for REOLYSIN®, its product being developed for human use, is presently conducting human clinical studies for prostate and brain cancer, and is planning additional clinical studies. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Company’s development costs are expensed and not capitalized.

Capitalization and Amortization of Patent Costs

The Company treats third party costs incurred (primarily legal and registration costs) in the development of its Patent portfolio as limited-life intangible assets, and amortizes the costs related to these assets over the lesser of 17 years or their estimated useful life. The Company also reviews the valuation of its Patent costs for impairment when any events that might give rise to impairment are known to the Company. If there is an indication of impairment, the Company would assess the fair value of its Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs the Company is recognizing the inherent future benefit of Patents, not only in protection of its own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, the Company has set a maximum of 17 years to amortize the costs from the date of issuance. The Company has then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, the Company has chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should the Company experience a significant failure in its clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

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In the event that the Company is successful in its product development and sale, or other parties enter into licensing agreements with the Company, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to this policy or estimate would impact losses but not impact cash flows.

Changes in Accounting Policy including Initial Adoption

Stock Based Compensation

Effective January 1, 2003, the Company elected to adopt the fair value based method of accounting for employee awards granted under its stock option plan as required by the newly amended section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook. In 2002, the Company was using the intrinsic value method of accounting for employee stock options. As a result of this change in accounting policy, beginning January 1, 2003, the Company will calculate a compensation expense based on an option pricing model and will record this expense over the options’ vesting terms with an offsetting credit to contributed surplus. The effect of adopting this accounting policy was to increase expenses in 2003 by $812,711. Actual cash expense associated with issuing employee stock options was $nil.

The amended CICA Handbook standard provides for three transitional provisions. An entity is permitted to adopt the amended standard retroactively with restatement, retroactively without restatement or prospectively. However, if an entity desires to prospectively adopt the amended standard it has to elect this option prior to January 1, 2004. After reviewing and assessing the various transitional provisions permitted, the Company determined that it would adopt the amended standard prospectively as it believes that the prospective application best presents the fair value based method for the Company.

Short-Term Investments

As a result of the financing activities in 2003, the Company updated its Investment Policy to allow for the use of short-term investments to maximize the Company’s interest income. As a result, the Company initially adopted a short-term investments accounting policy. The Company’s accounting policy is to record the short-term investments at the lower of amortized cost or market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income. Short-term investments are liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Original maturities are greater than three months but less than one year. At the end of 2003, the Company amended its Investment Policy to allow for maturities of less than two years rather than maturities of less than one year.

Fair Presentation

In preparing the Company’s financial statements, management is also required to comply with GAAP. As a result of complying with GAAP, the Company believes that the following should be mentioned in an effort to understand and fairly present its financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, the Company uses the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of its options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, the Company has concluded that Black Scholes is the appropriate option pricing model to use for its stock options.

Black Scholes uses inputs in its calculation of fair value that requires the Company to make certain estimates and assumptions. For 2003, the Company used the following weighted average assumptions:

2003
Risk-free interest rate	3.09%
Expected hold period to exercise	2 years
Volatility in the price of the Company’s shares	69%
Dividend yield	zero

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A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of the Company’s shares is based on the quoted trading price. The Company assumes that weekly trading prices best reflects the Company’s trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if the Company were to use daily trading prices, volatility would increase 337%, resulting in an option value increase of 144% from that calculated from the stated volatility. If the Company were to use monthly trading prices over the same period, volatility would increase 5% resulting in an option value increase of 3%. Also, volatility would change based on the period chosen and the frequency of price points chosen.

The Model also uses an expected hold period to exercise in its calculation of fair value. The Company, when estimating the expected hold period to exercise takes into consideration past history, the current trading price and volatility of the Company’s common shares and has concluded that 2 years is an appropriate estimate. However, the Company’s options have a 10 year life and given the fluctuations in its stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 20% increase in the Company’s 2003 stock based compensation expense.

Consequently, in complying with GAAP and selecting what the Company believes are the most appropriate assumptions under the circumstances, the Company has increased its reported expenses for the year by $812,711. However, given the above discussion this expense could legitimately be increased 3% — 144% and still be compliant under GAAP.

Warrant Values

At the end of 2002 and throughout 2003, the Company was able to raise cash through the issue of units. Typically, each unit consisted of one common share and a fraction of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 18 months from the issue date. GAAP requires that when recording the units issued a value should be ascribed to each component of the units based on the component’s fair value. For the Company, the fair value of its common shares is established based on trading on stock exchanges in Canada and the U.S. However as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of acceptable values for the Company’s warrants.

Initial Value of the Company’s Intellectual Property

The Company was acquired by SYNSORB Biotech Inc. (“SYNSORB”) in 1999. At that time, SYNSORB purchased all of the share capital of the Company for $2,500,000 and subsequently applied “push down” accounting and revalued the Company’s assets. As the only asset owned by the Company was its intellectual property, the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment permitted under GAAP, increased the value of the Company’s assets and shareholders’ equity. As of December 31, 2003, the net book value of the Company’s original intellectual property was $1,333,333. Consequently, without the application of push down accounting applied to the Company by SYNSORB the value of the Company’s intellectual property and contributed surplus would be $1,333,333 lower than presented in the 2003 audited financial statements.

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SELECTED ANNUAL INFORMATION

	$2003(2)	2002(3)	2001(3)
Revenues (1)	313,305	208,867	655,212
Net loss	8,544,031	6,091,486	6,171,461
Basic and diluted loss per share (5)	0.35	0.30	0.34
Total assets (4), (5)	26,050,600	17,968,254	19,072,559
Total long term financial liabilities (6)	150,000	150,000	150,000
Cash dividends declared per share (7)	Nil	Nil	Nil

Notes:

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share for 2003 is a net loss from sale of investments of $1,892,232 (2002 — $nil; 2001 — $nil).

(3)	Included in net loss and net loss per share for 2002 and 2001 is a future income tax recovery of $647,618 and $340,570 respectively (2003 — $nil).

(4)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2003.

(5)	The Company issued 5,062,978 common shares for cash proceeds of $16,004,981 in 2003 (2002 — 1,040,000 common shares for $1,803,877; 2001 — 1,702,590 common shares for $2,210,016). In addition, 1,913,889 common shares were issued in 2002 as consideration for the acquisition of the Company’s investment in TTH with an ascribed value of $4,689,028.

(6)	The long-term debt recorded in 2003, 2002 and 2001 represents repayable loans from the Alberta Heritage Foundation.

(7)	The Company has not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS

Net loss for the year ended December 31, 2003 was $8,544,031 compared to $6,091,486 and $6,171,461 for 2002 and 2001, respectively. The increase in the Company’s net loss was due to the following:

Research and Development Expenses (“R&D”)

	$2003	2002	2001
Manufacturing and process expenses	1,328,480	1,892,517	1,815,564
Clinical trial expenses	130,034	504,260	96,618
Pre-clinical trial expenses	202,034	663,012	799,280
Other R&D expenses	1,405,360	1,191,236	1,405,199

Research and development expenses before the following	3,065,908	4,251,025	4,116,661
Milestone payments to founding shareholders	—	—	1,000,000
Stock based compensation	504,185	32,718	—
Quebec scientific research and experimental development refund	(255,905)	—	—

Research and development expenses	3,314,188	4,283,743	5,116,661

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In 2003, R&D decreased to $3,065,908 compared to $4,251,025 and $4,116,661 in 2002 and 2001 respectively. The decline in R&D was due to the following:

Manufacturing & Related Process Development

During 2001 and 2002, the Company’s focus was on the development of a process to manufacture REOLYSIN® incurring almost 63% of its manufacturing and process expenses in process development in 2002 and almost 85% in 2001 compared to approximately 25% in 2003. As a result, the Company created a manufacturing process that produces REOLYSIN® that should be useable in the Company’s clinical trial program and should also be scaleable to a commercial level.

With respect to manufacturing in 2003, the Company shifted its focus from process development to REOLYSIN® production and securing its supply of critical raw materials. The Company wants to produce sufficient product as it moves forward with its clinical trial program and other activities. Consequently, it incurred expenses primarily associated with production runs and reduced the amount of manufacturing process work compared to 2002. Costs associated with the production of REOLYSIN® represented almost 45% of the Company’s manufacturing and process expenses in 2003 compared to almost 37% and 15% in 2002 and 2001 respectively. In 2004, the Company intends to continue to produce REOLYSIN® to supply its anticipated activities.

Offsetting the decrease associated with the reduced process development work was the creation of the Company’s own viral and cell banks. In prior years the Company had relied on third party suppliers to create and maintain the required viral and cell banks to make REOLYSIN®. In 2003, the Company established an independent supply of its master and working viral and cell banks to ensure that it has independent access to REOLYSIN’s® critical raw materials, particularly in light of its planned expansion into other jurisdictions. These types of expenses represent approximately 28% of the manufacturing and process expenses in 2003 and were not incurred in 2002 or 2001.

Finally, in 2002 the Company recognized that a risk of economic dependence existed as it only had one manufacturer to produce REOLYSIN®. In 2003, the Company began to look for ways to offset this risk. This was partially achieved through creating independent access to REOLYSIN’s® master and working viral and cell banks.

Also, the Company is examining the feasibility of establishing redundancy in other aspects of its product process including adding an additional manufacturer to supplement its current supplier.

Clinical Trial Program

Clinical trial costs decreased compared to 2002 as direct costs associated with patient enrollment in the T2 prostate and the glioma trials were reduced. In 2001, these clinical trials had not yet commenced. The Company also incurred costs associated with its applications to commence additional studies in other jurisdictions.

If the Company’s clinical trial program expands, it expects to incur additional clinical trial R&D costs in 2004. Also, in accordance with the Company’s agreement with the National Cancer Institute of America (the “NCI”), the Company will provide REOLYSIN® to the NCI as the NCI and the Company together determine which clinical trials will be carried out.

Pre-Clinical Trial Expenses

Pre-clinical trial costs in 2003 declined compared to 2002 and 2001 as a result of the Company moving into its clinical trial program in 2002. Pre-clinical costs relate primarily to toxicology studies and frequency of these types of studies decreases as the Company moves through the clinical trial program. However, pre-clinical costs are expected to continue as the Company moves into different jurisdictions and different types of clinical trials.

Other R&D Expenses

Other R&D expenses include research collaborations, compensation costs, travel etc.

The Company incurred R&D expenses related to research collaborations it entered into in 2003. These costs represented almost 10% of other R&D expenses in 2003 compared to zero in 2002 and 2001. The intent of these collaborations is to expand the Company’s intellectual property related to the reovirus and other viruses as well as identify potential licensing opportunities arising from the Company’s expanding technology base.

In 2004, the Company presently expects to incur additional R&D expenses associated with other collaborations that would be intended to bring value to the Company, including such objectives as expanded intellectual property or additional product candidates.

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Operating Expenses

	2003	2002	2001
Public company related expenses	$971,156	999,305	836,082
Office costs	1,167,147	743,206	531,445
Stock based compensation	488,097	—	—
Other operating expenses	327,440	359,761	187,601

	2,953,840	2,102,272	1,555,128

In 2003, the Company’s operating expenses increased to $2,953,840 compared to $2,102,272 in 2002 and $1,555,128 in 2001. The primary reason for the increase in 2003 relates to the stock based compensation recorded in 2003 that was not recorded in 2002 and 2001. As well, the Company’s insurance premiums associated with directors’ and officers’ liability insurance and general corporate insurance increased compared to 2002 and 2001. In 2003, insurance costs represented almost 40% of the Company’s office costs compared to almost 20% and almost 7% in 2002 and 2001 respectively. The Company’s insurance premiums increased dramatically in 2002 when the insurance policies were renewed reflecting the increased exposure that relates to listing and trading in the U.S. Finally, the Company has increased its staff levels primarily in support of its corporate requirements including those associated with public company regulatory requirements.

In 2004, the Company expects to incur additional operating costs associated with its compliance with the Sarbanes Oxley internal control certification and related auditors’ attestation requirements in 2005 and other possible increases in insurance premiums.

Sale of Investments

	2003	2002	2001
Loss on sale of investment in Transition Therapeutics Inc.	$2,156,685	—	—
Gain on partial sale of investment in BCY LifeSciences Inc.	(264,453)	—	—

Net loss from sale of investments	1,892,232	—	—

A significant component of the increase in the Company’s 2003 net loss compared to 2002 and 2001 was the sale of the Company’s investments in 2003. The net loss from sale of investments in 2003 was $1,892,232 with no corresponding amounts in 2002 and 2001.

Transition Therapeutics Inc. (“TTH”)

In June 2003, the Company sold 6,890,000 common shares of TTH for net cash proceeds of $2,552,695. The sale of TTH provided the Company with additional operating capital as it continues with its development of REOLYSIN®. As a result of the sale, an accounting loss of $2,156,685 was recorded. The Company’s cash expenses with respect to its investment in TTH were limited to acquisition legal costs of $20,352.

BCY LifeSciences Inc. (“BCY”)

In the fourth quarter of 2003, the Company sold 1,496,500 common shares of BCY for net cash proceeds of $450,151. This resulted in an accounting gain of $264,453. The Company’s cash investment was $127,123. As at December 31, 2003, the Company owned 897,945 common shares and 694,995 common share purchase warrants of BCY. The common share purchase warrants are exercisable at $0.27 and expire in April of 2004.

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Commitments

As at December 31, 2003, the Company has committed to payments totaling $1,569,739 for activities primarily related to product manufacturing and continued toxicology and process related work. The Company anticipates that these committed payments will occur in 2004. All of these committed payments are considered to be part of the Company’s normal course of business.

Subsequent to 2003, the Company has entered into another research and development agreement and under this contract has committed to payments totaling $875,000.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts

	2003				2002
	Dec. (2)	Sept.	June (2)	March	Dec.	Sept.	June	March
Revenue (1)	127	102	41	43	44	53	54	57
Net loss (3)	1,696	1,823	3,955	1,114	1,542	1,990	1,285	1,274
Loss per common share (3)	$0.06	$0.07	$0.18	$0.05	$0.07	$0.09	$0.07	$0.07
Total assets (4), (6)	26,051	21,532	18,815	16,702	17,968	17,331	19,468	16,262
Total cash (5), (6)	20,753	15,843	13,486	6,887	8,319	7,746	9,964	12,018
Total long-term debt (7)	150	150	150	150	150	150	150	150
Cash dividends declared (8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share in December 2003 is a gain on sale of investment of $264,453 and in June is a loss from sale of investments of $2,156,685. There were no corresponding amounts in 2002.

(3)	Included in net loss and net loss per share for 2002 is a future income tax recovery of $647,618 (2003 — nil).

(4)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2003.

(5)	Included in total cash are cash and cash equivalents plus short-term investments.

(6)	The Company issued 5,062,978 common shares for cash proceeds of $16,004,981 in 2003 (2002 — 1,040,000 common shares for $1,803,877). In addition, 1,913,889 common shares were issued in June 2002 as consideration for the acquisition of the Company’s investment in TTH with an ascribed value of $4,689,028.

(7)	The long-term debt recorded in 2003, 2002 and 2001 represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.

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FOURTH QUARTER

Statement of loss for the three month period ended December 31, 2003 and 2002

	2003	2002
Interest income	$126,697	44,451

Research and development expenses	1,222,378	1,087,525
Operating expenses	656,670	516,317
Amortization	175,033	155,397

	2,054,081	1,759,239

Loss before the following:	1,927,384	1,714,788
Gain on sale of investment in BCY	(264,453)	—

Loss before taxes	1,662,931	1,714,788
Capital tax	32,610	(10,699)
Future income tax recovery	—	(161,905)

Net loss	1,695,541	1,542,184

Review of Operations

For the three month period ended December 31, 2003, the Company’s net loss increased to $1,695,541 compared to $1,542,184 for the three month period ended December 31, 2002. R&D expenses incurred in the fourth quarter of 2003 were similar to those incurred in 2002 except for the stock based compensation expense. In the fourth quarter of 2003, the Company recorded stock based compensation of $292,050 compared to $32,718 recorded in the fourth quarter of 2002.

Operating expenses in the fourth quarter of 2003 were similar to operating expenses in the fourth quarter of 2002 except for the stock based compensation expense of $193,889 recorded in 2003 with no corresponding amount in the fourth quarter of 2002.

The effect of the increase in stock based compensation was reduced by the gain on sale of investment in BCY of $264,453 recorded in 2003 and a future income tax recovery of $161,905 recorded in 2002.

Financing Activities

On October 14, 2003, the Company closed a public offering whereby it issued 1,200,000 units for net cash proceeds of $5,459,399. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $6.25 and expires on April 14, 2005. In addition, the Company issued 120,000 broker warrants with an exercise price of $5.00 that expire on April 14, 2005.

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at December 31, 2003, the Company had cash and cash equivalents (including short-term investments) and working capital positions of $20,752,735 and $20,088,868 respectively compared to $8,319,244 and $7,184,699 for 2002. The increase in 2003 reflects the cash inflows from the three private placements, one public offering and the exercise of options and warrants that raised $16,004,981 and the net proceeds from the sales of its investments of $3,002,846. Cash outflows during the year arose from research and development expenses, operational expenses, and intellectual property expenditures.

The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. The Company believes that its existing capital resources are adequate to fund its current plans for research and development activities into 2006. In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in today’s environment. Market prices for securities in biotechnology companies are volatile and the ability to raise funds will be dependent on a number of factors, including the progress of R&D, availability of clinical trial information, and general market conditions.

Capital Expenditures and Commitments

The Company spent $1,045,869 on intellectual property in 2003 compared to $860,520 in 2002. The increase in intellectual property expenditures reflects the increased filing costs associated with its expanded patent base. The Company received five U.S. patents in 2003 bringing its total patents issued to ten in the U.S. and one in Europe. The Company does not have any commitments with respect to its intellectual property.

The Company has the following contractual obligations as at December 31, 2003:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 - 5 years	After 5 years
Long term debt (1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	310,358	128,424	181,934	—	—
Purchase obligations	1,569,739	1,569,739	—	—	—
Other long term obligations	Nil	—	—	—	—

Total contractual obligations	2,030,097	1,698,163	181,934	—	150,000

Note:

(1)	The Company’s long term debt is a $150,000 loan from the Alberta Heritage Foundation. Repayments are required upon the realization of sales (see note 6 of the Company’s audited 2003 financial statements).

(2)	The Company’s operating leases are comprised of its office lease.

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Subsequent to the year end, the Company entered into another R&D agreement that will increase the Company’s purchase obligations by $875,000 to $2,444,739. These combined purchase obligations have been entered into to schedule production spots and to continue toxicology and specific process related work and are assumed to all occur in 2004.

The Company will fund its capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under its Investment Policy, the Company is permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than one year. The Company invested $18,111,608 under this policy and is currently earning interest at an effective rate of 2.68%.

Off-Balance Sheet Arrangements

As at December 31, 2003, the Company has not entered into any off- balance sheet arrangements.

Transactions with Related Parties

In 2003, the Company did not enter into any related party transactions.

In 2002, the Company received 1,700,000 common shares of BCY LifeSciences Inc. along with the rights to receive an additional 200,000 common shares subject to the attainment of certain milestones from SYNSORB Biotech Inc. (the Company’s former parent). The Company received these BCY common shares as consideration for its support and assistance with SYNSORB’s plan of arrangement to release the Company’s shares held by SYNSORB from escrow and subsequently distribute the Company’s shares to SYNSORB shareholders. The reason for entering into this transaction was to increase the Company’s shareholder base and to remove a control block of shares. At December 31, 2002, SYNSORB had distributed and sold all of its interest in the Company and since December 31, 2002 is no longer considered a related party.

Financial Instruments and Other Instruments

The Company does not use financial derivatives or “other financial instruments”.

RISK FACTORS AFFECTING FUTURE PERFORMANCE

All of the Company’s potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. The Company is currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before the Company will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by the Company will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations the Company, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If the Company is unable to establish that REOLYSIN® is a safe, effective treatment for cancer, it may be required to abandon further development of the product and develop a new business strategy.

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There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by the Company will be affected by numerous factors beyond the Company’s control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

The Company’s product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of the Company’s products may require the development of new manufacturing technologies and expertise. The impact on the Company’s business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that the Company will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for the Company’s products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to its own pharmaceuticals, the Company may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in its customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions,

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as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. The Company cannot predict how long the necessary regulatory approvals will take or whether the Company’s customers will ever obtain such approval for their products. To the extent that the Company’s customers do not obtain the necessary regulatory approvals for marketing new products, the Company’s product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause the Company to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. The Company could face similar risks in these other jurisdictions, as the risks described above.

The Company’s operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by the Company will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of the Company’s customers may require the manufacturing facilities contracted by the Company to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by the Company fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. The Company may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to the Company or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

The Company is subject to regulation by governments in many jurisdictions and, if the Company does not comply with healthcare, drug, manufacturing and environmental regulations, among others, the Company’s existing and future operations may be curtailed, and the Company could be subject to liability.

In addition to the regulatory approval process, the Company may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

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The Company’s products may fail or cause harm, subjecting the Company to product liability claims, which are uninsured.

The sale and use of products of the Company entail risk of product liability. The Company currently does not have any product liability insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of the Company.

The Company’s technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s products obsolete, less competitive or less marketable. The process of developing the Company’s products is extremely complex and requires significant continuing development efforts and third party commitments. The Company’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect its business.

The Company may be unable to anticipate changes in its potential customer requirements that could make the Company’s existing technology obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company’s proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

The Company has no operating revenues and a history of losses.

To date, the Company has not generated sufficient revenues to offset its research and development costs and accordingly has not generated positive cash flow or made an operating profit. As of December 31, 2003, the Company had an accumulated deficit of $24,994,592. The Company incurred net losses of $8.5 million, $6.1 million and $6.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company anticipates that it will continue to incur significant losses during 2004 and in the foreseeable future. The Company will not reach profitability until after successful and profitable commercialization of one or more of its products. Even if one or more of its products are profitably commercialized, the initial losses incurred by the Company may never be recovered.

During 2003, the Company had no operating revenues. The Company has benefited to date from the receipt of research grants. There can be no assurance that grants will continue to be available to the Company or, if so, at what levels.

The Company may need additional financing in the future to fund the research and development of its products and to meet its ongoing capital requirements.

As of December 31, 2003, the Company had cash and cash equivalents (including short-term investments) of $20.8 million and working capital of approximately $20.1 million. The Company anticipates that it may need additional financing in the future to fund research and development and to meet its ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in its drug discovery and development programs, progress in its pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative

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research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to the Company, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed product, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or product. There can be no assurance that the Company will be able to raise additional capital if its current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to the Company and may affect the ability of the Company to retain quality directors and officers.

The Company carries liability insurance on behalf of its directors and officers. Given a number of large director and office liability insurance claims in the U.S. equity markets, director and officer liability insurance is becoming increasingly more expensive with increased restrictions. Consequently, there is no assurance that the Company will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit the Company’s ability to attract and maintain directors and officers as required to conduct its business.

The Company incurs some of its expenses in foreign currencies and therefore is exposed to foreign currency exchange rate fluctuations.

The Company incurs some of its manufacturing, clinical and consulting expenses in foreign currencies (to date mainly the U.S. dollar). Over the past year the Canadian dollar has appreciated relative to the U.S. dollar thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, the Company’s Canadian dollar equivalent costs will increase.

Also, as the Company expands to other foreign jurisdictions there may be an increase in its foreign exchange exposure.

The Company earns interest income on its excess cash reserves and is exposed to changes in interest rates

The Company invests its excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income the Company earns will be directly impacted.

OTHER MD&A REQUIREMENTS

The Company has 27,450,389 common shares outstanding at March 31, 2004. If all of the Company’s warrants and options were exercised the Company would have 33,267,217 common shares outstanding.

The Company’s 2003 Annual Information Form is available on www.sedar.com.

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Management Report

In management’s opinion, the accompanying financial statements have been properly prepared within reasonable limits of materiality and within the framework of appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

Management is responsible for the integrity of the financial statements. Financial statements generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements. Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial purposes.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review financial statements before they are presented to the Board of Directors for approval.

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

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Auditors’ Report

To the Shareholders of Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2003 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 4 to the financial statements, in 2003 the Company changed its method of accounting for stock-based compensation.

Calgary, Canada	Ernst & Young LLP
February 6, 2004	Chartered Accountants

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Balance Sheets

As at December 31	2003	2002
ASSETS
Current
Cash and cash equivalents	$2,641,127	8,319,244
Short-term investments	18,111,608	—
Accounts receivable	64,224	48,536
Prepaid expenses	156,837	77,158

	20,973,796	8,444,938
Capital assets (note 5)	4,965,379	4,516,813
Investments (notes 7 and 8)	111,425	5,006,503

	26,050,600	17,968,254

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	884,928	1,260,239

Alberta Heritage Foundation loan (note 6)	150,000	150,000

Commitments and contingency (notes 9 and 10)
Shareholders’ Equity
Share Capital (note 11)
Authorized: unlimited
Issued: 27,208,262 (2002 — 22,145,284)	44,712,589	30,191,572
Warrants (note 11)	1,598,250	114,286
Contributed surplus (note 2, 7 and 11)	3,699,425	2,702,718
Deficit	(24,994,592)	(16,450,561)

	25,015,672	16,558,015

	26,050,600	17,968,254

See accompanying notes

On behalf of the Board:

Brad Thompson	Doug Ball
Director	Director

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Statements of Loss and Deficit

				Cumulative from inception on
				April 2, 1998 to December 31,
For the years ended December 31	2003	2002	2001	2003
Revenue
Rights revenue	$—	—	—	310,000
Interest income	313,305	208,867	655,212	2,085,983

	313,305	208,867	655,212	2,395,983

Expenses
Research and development	3,314,188	4,283,743	5,116,661	16,891,069
Operating	2,953,840	2,102,272	1,555,128	7,760,913
Amortization	663,524	574,237	465,454	1,910,090

	6,931,552	6,960,252	7,137,243	26,562,072

Loss before the following:	6,618,247	6,751,385	6,482,031	24,166,089
Gain on sale of BCY LifeSciences Inc. (note 8)	(264,453)	—	—	(264,453)
Loss on sale of Transition Therapeutics Inc. (note 8)	2,156,685	—	—	2,156,685

Loss before taxes	8,510,479	6,751,385	6,482,031	26,058,321
Capital tax	33,552	(12,281)	30,000	51,271
Future income tax recovery (note 13)	—	(647,618)	(340,570)	(1,115,000)

Net loss for the year	8,544,031	6,091,486	6,171,461	24,994,592
Deficit, beginning of the year	16,450,561	10,359,075	4,187,614	—

Deficit, end of year	24,994,592	16,450,561	10,359,075	24,994,592

Basic and diluted loss per share (note 12)	(0.35)	(0.30)	(0.34)

See accompanying notes

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Statements of Cash Flows

				Cumulative from inception on
For the years ended December 31	2003	2002	2001	April 2, 1998 to December 31, 2003
OPERATING ACTIVITIES
Net loss for the year	$(8,544,031)	(6,091,486)	(6,171,461)	(24,994,592)
Deduct non-cash items
Amortization	663,524	574,237	465,454	1,910,090
Non-cash compensation (note 11)	996,707	32,718	—	1,029,425
Gain on sale of BCY LifeSciences Inc.	(264,453)	—	—	(264,453)
Loss on sale of Transition Therapeutics Inc.	2,156,685	—	—	2,156,685
Future income tax recovery	—	(647,618)	(340,570)	(1,115,000)
Net changes in non-cash working capital	(486,170)	(1,123,551)	1,773,720	579,200

	(5,477,738)	(7,255,700)	(4,272,857)	(20,698,645)

INVESTING ACTIVITIES
Intellectual property	(1,045,869)	(860,520)	(385,495)	(2,664,826)
Other capital assets	(50,729)	(191,694)	(200,018)	(510,972)
Short-term investments	(18,111,608)	—	—	(18,111,608)
Investment in BCY LifeSciences Inc.	450,151	(127,123)	—	323,028
Investment in Transition Therapeutics Inc.	2,552,695	(20,352)	—	2,532,343

	(16,205,360)	(1,199,689)	(585,513)	(18,432,035)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	700,882	34,000	2,210,016	3,460,985
Proceeds from private placements	9,844,700	1,769,877	—	16,518,220
Proceeds from public offerings	5,459,399	—	—	21,642,602

	16,004,981	1,803,877	2,210,016	41,771,807

Increase (decrease) in cash and cash equivalents during the year	(5,678,117)	(6,651,512)	(2,648,354)	2,641,127
Cash and cash equivalents, beginning of the year	8,319,244	14,970,756	17,619,110	—

Cash and cash equivalents, end of the year	2,641,127	8,319,244	14,970,756	2,641,127

Cash interest, received	187,843	218,129	655,212

Cash taxes paid (net)	1,552	18,114	39,870

See accompanying notes

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Notes to Financial Statements December 31, 2003 and 2002

1. Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2. Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders [note 7]. As a result, SYNSORB no longer has any ownership in the Company.

3. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 16. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with the Company’s bank including interest bearing deposits earning an average interest rate of 2.89% (2002 — 2.2%).

Short-term investments

Short-term investments consisting primarily of bankers’ acceptances, coupons and notes, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than one year at the

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time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life, whichever is shorter, and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

Investments

Investments are accounted for at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable and accrued liabilities, and the Alberta Heritage Foundation loan. As at December 31, 2003 and 2002, there are no significant differences between the carrying values of these amounts and their estimated market values, with the exception of investments whose market value at December 31, 2003 was $157,140 (2002 — $2,537,089), determined by the closing market value of the investees’ shares.

Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

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The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock option plan

The Company has one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

Non-employee stock based compensation

Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

4. Change in Accounting Policy

Stock based compensation

Effective January 1, 2003, the Company elected to prospectively adopt the fair value based method of accounting for employee awards granted under its stock option plan (see note 11). Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

	2003	2002
Reported net loss	$8,544,031	6,091,486
Compensation expense	46,533	689,373

Pro forma net loss	8,590,564	6,780,859

Reported basic and diluted net loss per share	0.35	0.30
Pro forma basic and diluted net loss per share	0.35	0.33

As this policy has been applied prospectively, comparative information has not been restated.

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5. Capital Assets

	2003
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	6,364,495	1,689,617	4,674,878
Medical equipment	191,502	58,140	133,362
Office equipment	29,576	13,165	16,411
Office furniture	88,788	35,050	53,738
Computer equipment	92,730	58,480	34,250
Leasehold improvements	96,636	43,896	52,740

	6,863,727	1,898,348	4,965,379

	2002
	Cost	Accumulated Amortization	Net Book Value
Intellectual property	5,303,134	1,095,263	4,207,871
Medical equipment	166,192	30,558	135,634
Office equipment	29,378	9,508	19,870
Office furniture	77,396	25,378	52,018
Computer equipment	86,443	49,203	37,240
Leasehold improvements	100,834	36,654	64,180

	5,763,377	1,246,564	4,516,813

6. Alberta Heritage Foundation Loan

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

7. Related Party Transactions

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY have been recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.

p27

8. Investments

On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After this transaction and the transaction described in note 7, the Company held a total of 2,394,445 BCY shares. During the fourth quarter of 2003, the Company sold 1,496,500 of its BCY shares for net cash proceeds of $450,151 recording a gain on sale of investment of $264,453. As at December 31, 2003, the Company’s remaining ownership in BCY was 897,945 common shares with a market value of $157,140 and the common share purchase warrants which have not been exercised.

On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from treasury. The investment was recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares at the time of acquisition. On June 6, 2003, the Company sold all of its 6,890,000 common shares of TTH for net cash proceeds of $2,552,695 recording a loss on sale of investment of $2,156,685.

9. Commitments

The Company is committed to payments totaling $1,569,739 during 2004 for activities primarily related to product manufacturing as well as continuing toxicology and process related costs.

The Company is committed to monthly rental payments (including the Company’s portion of operating costs) of $10,702 under the terms of a lease for office premises, which expires on May 31, 2006.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

10. Contingency

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2003, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®. This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes. In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. During the year, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. If the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 14.25% (formerly 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.85% (formerly 4%) of Net Sales received by the Company for such products.

p28

11. Share Capital

Authorized: Unlimited number of common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc. [note 8]	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250

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Notes

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

p30

The following table summarizes the Company’s outstanding warrants as at December 31, 2003:

					Weighted Average
Exercise	Outstanding,	Granted	Exercised	Outstanding	Remaining Contractual
Price	Beginning of the year	During the Year	During the Year	End of Year	Life (Years)
$3.00	550,000	77,000	(146,245)	480,755	0.44
$4.00	—	2,085,533	(28,133)	2,057,400	1.04
$5.00	—	120,000	—	120,000	1.29
$6.25	—	600,000	—	600,000	1.29

	550,000	2,882,533	(174,378)	3,258,155	1.01

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2003		2002
	Stock	Weighted Average	Stock	Weighted Average
Outstanding at beginning of year	2,653,500	4.40	2,308,000	5.40
Granted during year	599,000	3.71	558,500	2.33
Cancelled during year	(387,000)	7.97	(173,000)	10.39
Exercised during year	(64,700)	2.31	(40,000)	0.85

Outstanding at end of year	2,800,800	3.81	2,653,500	4.40

Options exercisable at end of year	2,720,383	3.87	2,414,500	4.33

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

Range of		Weighted Average Remaining	Weighted Average		Weighted Average
Exercise Prices $	Number Outstanding	Contractual Life (years)	Exercise Price $	Number Exercisable	Exercise Price $
0.75 - 1.00	1,007,550	5.8	0.85	1,007,550	0.85
1.65 - 2.37	323,500	7.1	1.86	258,500	1.89
2.70 - 3.33	545,750	8.7	3.00	530,333	3.09
4.00 - 5.00	266,000	9.9	4.50	266,000	4.50
6.77 - 9.76	515,000	7.0	8.80	515,000	8.80
12.15 - 13.50	143,000	6.8	12.63	143,000	12.63

	2,800,800	7.4	3.81	2,720,383	3.87

p31

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,077,525 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value method of accounting for employee options, compensation expense of $812,711 has been recorded for the year with respect to employee options issued with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2003	2002
Risk-free interest rate	3.09%	3.61%
Expected hold period to exercise	2 years	2 years
Volatility in the price of the Company’s shares	69%	105%
Dividend yield	zero	zero
Weighted average fair value of options	$1.47	$1.35

In 2003, the Company granted 32,500 (2002 — 46,000) options to consultants for services to be provided in the current and future years. The Company recognizes compensation expense for these awards over the period when services are provided, which corresponds to the vesting period of the options. During the year, the Company recorded $102,466 (2002 — $21,128) as the associated compensation expense, with an offsetting credit to contributed surplus.

The Company has also granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $2.31 based on the weighted average trading price for the ten trading days prior to the exercise. The Company accounts for this transaction with a non-employee at fair value determined using the Black-Scholes model. The related compensation expense recorded for the year was $81,530 (2002 — $11,590), with an offsetting credit to contributed surplus.

12. Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2003 of 24,242,845 (2002 - 20,311,238; 2001 — 18,290,141). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

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13. Income Taxes

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2003	2002	2001
Loss before taxes	$(8,510,479)	(6,751,385)	(6,482,031)
Statutory Canadian corporate tax rate	36.75%	39.24%	43%
Anticipated tax recovery	(3,127,601)	(2,649,243)	(2,787,273)
Non-taxable portion of net capital loss	347,698	—	—
Employee stock based compensation	366,290	—	—
Change in tax rate	272,506	228,892	(185,125)
Non-deductible expenses (a)	9,739	10,398	432,150
Change in valuation allowance (b)	2,131,368	1,762,335	2,199,678

Future income tax recovery	—	(647,618)	(340,570)

(a)	Included in 2001 is a milestone payment of $1,000,000 that was incurred by the Company. This milestone payment is not deductible for tax purposes.

(b)	As of December 31, 2003, the Company has non-capital losses for income tax purposes of approximately $13,385,000, which are available for application against future taxable income and expire in 2006 ($675,000) 2007 ($1,033,000), 2008 ($2,898,000), 2009 ($4,483,000) and 2010 ($4,296,000). In addition to the loss carryforward amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $7,830,000 as at December 31, 2003 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.

The components of the Company’s future income tax liability are as follows:

	2003	2002
Non-capital loss carryforwards	$4,633,861	2,451,540
Scientific research and development	3,167,981	2,379,000
Net capital loss carryforwards	308,929	—
Undepreciated capital costs in excess of book value of capital assets	72,305	49,755
Net book value of intellectual property in excess of tax value	(310,315)	(541,294)
Share issue costs	509,411	235,538
Valuation allowance	(8,382,172)	(4,574,539)

Future tax liability	—	—

p33

14. Economic Dependence

The Company currently contracts the production and receives its supplies of REOLYSIN® from one U.S. based supplier. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this supplier has the potential to delay the progress of the clinical trial process. Management is aware of and is taking actions to minimize this exposure.

15. Indemnification of Officers and Directors

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.

There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

16. Reconciliation of Canadian GAAP to US GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

					Cumulative from inception on
					April 2, 1998 to December 31,
Year ended December 31	Notes	2003	2002	2001	2003
Net loss — Canadian GAAP		$8,544,031	6,091,486	6,171,461	24,994,592
Amortization of intellectual property	(1)	(361,500)	(361,500)	(361,500)	(1,265,250)
In process research and development	(1)	—	—	—	2,500,000
Future income tax recovery (1)		—	647,618	340,570	1,115,000

Net loss — US GAAP		8,182,531	6,377,604	6,150,531	27,344,342
Unrealized loss (gain) on available- for-sale securities	(2)	(45,715)	2,469,414	—	2,423,699
Realized loss on available-for-sale securities	(2)	(2,469,414)	—	—	(2,469,414)

Comprehensive loss — US GAAP		5,667,402	8,847,018	6,150,531	27,298,627

Basic and diluted loss per common share — US GAAP		(0.34)	(0.31)	(0.34)	—
Basic and diluted comprehensive loss per common share — US GAAP		(0.23)	(0.44)	(0.34)	—

p34

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2003		December 31, 2002
	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Capital assets	(1)	4,965,379	2,615,629	4,516,813	1,805,563
Investments	(2)	111,425	157,140	5,006,503	2,537,089
Future income taxes	(1)	—	—	—	—
Deficit	(1)	24,994,592	27,344,342	16,450,561	19,161,811
Other comprehensive loss (income)	(2)	—	(45,715)	—	2,469,414

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under US GAAP, these items are expensed on acquisition.

As a result of charging $2,500,000 to expense in 1999 for US GAAP purposes, the amortization of the intellectual property and the future income tax recovery and future income tax liability related to intellectual property recorded for Canadian GAAP purposes has been reversed.

2.	Unrealized Losses on Investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income or loss and reported as a separate component of shareholders’ equity net of related deferred income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Under Canadian GAAP, these securities are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Stock Based Employee Compensation

The Company prospectively adopted the fair value based method for its employee options effective January 1, 2003 (see note 4). In 2002, the Company had applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted in 2003 and 2002.

Prior to January 1, 2002, for US GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

p35

The following additional pro-forma disclosure would be provided under US GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001
Risk free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

$		2003	2002	2001
Net Loss	Pro forma — Canadian GAAP	8,590,564	6,780,859	—
	As reported — US GAAP	8,182,531	6,377,604	6,150,531
	Pro forma — US GAAP	8,236,440	7,186,991	10,088,657
Basic and diluted net loss per common share	Pro forma — Canadian GAAP
	($/share)	(0.35)	(0.33)	—
	As reported — US GAAP	(0.34)	(0.31)	(0.34)
	Pro forma — US GAAP ($/share)	(0.34)	(0.35)	(0.55)

17. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

p36

Management Team

Bradley Thompson, Ph.D.
Chairman, President and Chief Executive Officer

Doug Ball, CA
Chief Financial Officer

George M. Gill, M.D.
Senior Vice President, Clinical and Regulatory Affairs

Matt Coffey, Ph.D.
Vice-President, Product Development

Directors

William A. Cochrane, OC, M.D.
Chairman of Stressgen Biotechnologies Corporation, President of W.A. Cochrane & Associates Inc., Chairman of UTI at the University of Calgary.

George Masters
Chairman of the Board of SignalGene since April 2001 and Director since Sept. 2000. Chairman of the Board of BioCatalyst Yorkton since Dec. 1996. Vice-Chairman of Hemosol since 1992

Antoine Noujaim, Ph.D.
President & CEO of Virexx Research Inc. since July 2002. Former Chairman of the Board of AltaRex Inc. (tsx: AXO)

Robert B. Schultz, F.C.A.
Chairman of Rockwater Capital Corporation. Former Chairman and CEO of Merrill Lynch Canada from August 1998 to May 1, 2000.

Fred A. Stewart, LL.B., Q.C.
President of Fred Stewart & Associates Inc. (government and corporate relations consulting company) since March 1996.

Bradley Thompson, Ph.D.
Chairman, President & CEO, Oncolytics Biotech Inc.

Doug Ball, C.A.
CFO,Oncolytics Biotech Inc.

Shareholder Information

For annual and quarterly reports, news releases and other investor information, please contact:

Oncolytics Biotech Inc

Doug Ball, Chief Financial Officer
Suite 210, 1167 Kensington Cres NW, Calgary, AB Canada T2N 1X7 PH: 403.670.7377 FX: 403.283.0858 www.oncolyticsbiotech.com

Auditor

Ernst & Young LLP, 1000 Ernst & Young Tower, 440 – 2 Avenue SW, Calgary, AB T2P 5E9

Transfer Agent

Computershare Trust Company of Canada, Calgary, AB

For change of address, lost stock certificates and other related inquiries contact:

1-800-564-6253
service@computershare.com

Legal Counsel

Bennett Jones Barristers & Solicitors, 4500 Bankers Hall East, 855 – 2 Street SW, Calgary, AB T2P 4K7

ONCOLYTICS
BIOTECH INC

Suite 210 – 1167 Kensington Cres NW Calgary, Alberta Canada T2N 1X7
Phone: 403.670.7377 Fax: 403.283.0858 **www.oncolyticsbiotech.com**
Stock Listings: Toronto Stock Exchange: **ONC NASDAQ: ONCY**